Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					June 30,
(dollars in thousands)	2003	2004	2005	2006	2007	2008
Net earnings (loss)	(39,755)	13,155	41,779	43,899	46,217	12,810
Income tax expense (benefit)	(23,573)	11,305	31,899	34,227	37,185	12,130
Fixed charges	142,545	127,933	147,069	173,889	226,537	114,875

Earnings	79,217	152,393	220,747	252,015	309,939	139,815

Interest expense, net	93,285	75,584	89,160	111,644	159,849	79,253
Rents under leases representative of an interest factor	48,895	51,984	57,544	61,880	66,323	35,440
Preferred dividends	365	365	365	365	365	182

Fixed charges	142,545	127,933	147,069	173,889	226,537	114,875

Ratio of earnings to fixed charges(2)	0.6x	1.2x	1.5x	1.5x	1.4x	1.2x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the year ended December 31, 2003 earnings were insufficient to cover fixed charges by $63.3 million.